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Exhibit 99.(b)(1)

[KeyBank Letterhead]

October 9, 2003

Maureen Flotard, Chief Financial Officer
Bogen Communications Inc.
50 Spring Street
Ramsey, New Jersey 07446

Dear Maureen:

        I am pleased to inform you that KeyBank National Association has approved your request for financing under the following terms and conditions:

Borrower:	Bogen Communications, Inc. and Bogen Communications International, Inc. as co-borrowers.
Guarantors:	All domestic affiliates (may be structured on a co-borrower basis) in existence or to be formed at a later date.
Credit Facilities
Facility A:	$8,500,000 five year term loan.
Payment:
Loan will require payment of interest only until July 1, 2004 when minimum quarterly principal payments of $425,000 shall commence, said payments to continue to be payable on the first day of each calendar quarter thereafter until paid in full.
Purpose:
Facility proceeds will be combined with $2,000,000 in Borrower's cash to fund the purchase of approximately 2,100,000 outstanding shares of Bogen Communications International, Inc. common stock at a maximum price of $5.00 per share. In the event the number of shares tendered and/or the share price is lower, the Bank loan will not exceed 82% of total purchase.
Commitment Fee:
$27,000.00. $15,000.00 payable upon acceptance and $12,000.00 payable upon closing. The Commitment Fee is non-refundable and is being paid in part to defray the costs and expenses incurred by the Bank in processing and approving the Facilities.
Facility B:	$2,500,000 Working Capital Line of Credit.
Purpose:	General short term working capital requirements as well as issuance of Letters of Credit and Foreign Currency contracts.
Upfront Fee:
$10,000.00. $5,000.00 payable upon acceptance and $5,000.00 at closing. The Commitment Fee is non-refundable and is being paid in part to defray the costs and expenses incurred by the Bank in processing and approving the Facilities.

Maturity:	Lines of Credit are subject to annual review and renewal by the Bank. This facility will have an initial maturity of June 30, 2005 unless extended.
Payment:	Payments of interest only on the first of each month
Terms and Conditions for Both Facilities
Collateral:
Unchanged from collateral pledged for existing facilities. Collateral includes, but is not necessarily limited to, all assets of the Borrower and domestic affiliates including the pledge of shares in domestic affiliates as well as continuation of the pledge of the ownership interest in Speech Design, GmbH.
Interest Rate:
Interest Rate will be at either KeyBank Prime Rate or One Month LIBOR plus the applicable Margin set forth below. The loan will close at Level 1 pricing. Pricing options above Level 1 will not be available until receipt and review of the June 30, 2004 reporting information:
Level	Total Leverage Ratio	LIBOR Margin	Prime Rate Margin
I	<=3.0X	275 bp	0 bp
II	<=2.0X	250 bp	0 bp
III	<=1.5X	200 bp	0 bp
IV	<=1.0X	150 bp	0 bp
Total Leverage Ratio for pricing purposes will be calculated per financial covenant requirements. Any applicable adjustment to the Margin will take place on the first day of the third month in the calendar quarter to allow time for receipt and review of quarterly information required and shall remain in effect for the ensuing three month period.
Interest Rate Protection:
The Bank has provided under separate cover a proposal for an interest rate swap. While the Bank will not mandate interest rate protection, the Borrower should strongly consider interest rate protection on at least a portion of the debt.
Financial Covenants:
Borrower shall at all times be subject to complying with certain financial covenants. These covenants shall be monitored quarterly on a rolling four quarter basis based on the consolidated financial results of the domestic operations:

Total Leverage Ratio—defined as the ratio of Total Funded Debt to EBITDA—maintenance capital expenditures. Maximum ratio of 3.0 to 1 through the period ending September 30, 2004 and 2.5 to 1 for the period ending December 31, 2004 and beyond.

Fixed Charge Coverage Ratio—Defined as the ratio of EBITDA—maintenance capital expenditures—taxes/distributions to scheduled principal and interest on loans and leases. Minimum ratio of 1.10 to 1. The Bank will provide for one automatic 90 day cure provision within any 12 month period in the event the rolling four quarter ratio falls below 1.1x but is at least 1.0x.

Dividends—Payment of dividends allowed provided full compliance with all covenants and maintenance of a Fixed Charge Coverage Ratio in excess of 1.05 Minimum rolling four quarter EBITDA of $3,700,000 to 1 after the dividend payment.
Minimum rolling four quarter EBITDA of $3,700,000
No loans or advances to non-Guarantor/Borrower affiliates without written Bank consent.
Due Diligence:	Borrower understands that the Bank must continue the due diligence process and that significant legal or credit issues may arise that, ultimately, could prevent a closing from taking place.
Financial Reporting:	Borrower shall be required to provide:

Audited annual financial reports for Borrower and all affiliates on a consolidated basis within 90 days of fiscal year end plus reviewed quarterly financial statements prepared by an acceptable certified public accounting firm.

Quarterly financial reports in a form acceptable to the Bank within 45 days of quarter end. The quarterly report will include consolidating balance sheets and profit/loss statements on all affiliates and will include a consolidated balance sheet and profit/loss statement on the U.S. operation along with a covenant compliance certificate showing covenant calculations.
Borrower shall provide copies of all appropriate SEC filings including, but not necessarily limited to, the annual 10-K and quarterly 10-Q as applicable.

Other appropriate financial information that the Bank may reasonably request from time to time including, but not necessarily limited to, accounts receivable aging, inventory reports and financial projections.
Conditions Precedent to Closing:	Demonstrated compliance with covenants on a rolling four quarter basis.
Other Terms and Conditions:	New York State Law shall apply.
Usual and customary representations and warranties required.

Final documentation shall be determined by the Bank and its counsel and may contain terms and conditions not specifically referenced in this commitment or any prior correspondence. Failure to agree on such terms and conditions shall not be deemed to be a breach of commitment by the Bank.
The Borrower shall pay all expenses associated with the transaction including the Bank's legal fees.
All Facilities shall carry normal cross default and cross collateral terms.
Expiration:	This commitment and the terms and conditions outlined herein shall expire on October 27, 2003 unless accepted on or before that date.

        Please acknowledge your acceptance of this commitment by signing the enclosed copy of this letter and returning it to me along with a non-refundable good faith deposit of $20,000.00, on or before October 27, 2003. The deposit shall be applied toward required upfront fees at closing. This commitment shall automatically expire if the Facilities do not close on or before November 30, 2003.

        We appreciate this opportunity to be of continued service and look forward to working with you.

Sincerely,
/s/ WILLIAM B. PALMER William B. Palmer Vice President

        Agreed and Accepted by Bogen Communications, Inc. and Bogen Communications International, Inc. as Co-Borrowers

By:	/s/ MAUREEN A. FLOTARD	Date:	October 27, 2003

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Exhibit 99.(b)(1)